

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2018

Bradley Nattrass
Chief Executive Officer
urban-gro, Inc.
1751 Panorama Point
Unit G
Lafayette, CO 80026

      Re: urban-gro, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed July 11, 2018
      File No. 333-224948

Dear Mr. Nattrass:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2018 letter.

Form S-1/A filed on July 11, 2018

Liquidity and Capital Resources, page 20

1. We have read your response to comment 4. We note your reference to disclosures on page 38; however, it appears page 38 is missing from your amended filing. We also note your revised disclosures on page 20 continue to refer to cash used in operations during the year ended December 31, 2017; however, your cash flow statement indicates cash was provided by operations during that period. Please revise. Additionally, please include a discussion of your liquidity during the interim period ended March 31, 2018.

Soleil Control - Focus on Vertical Integration, page 27

2.   We note your response to comment 9 and we reissue our comment in part. Please update your disclosure regarding your intention to launch a complete line of products in the second calendar quarter of 2018 to provide current information.

Growth by Acquisitions, page 30

3.   We note your disclosures that "as of the date of this Prospectus we have no agreement with any other entity to acquire such company or be acquired" and that "we are engaged in discussions with various unaffiliated companies but there are no assurances that these discussions will result in any definitive agreement". Please revise your disclosure to clearly state, if accurate, that are no probable acquisitions that are significant. Please be advised that we do not believe an assessment of whether an acquisition is "probable" is dependent on a definitive agreement.

Certain Relationships and Related Transactions, page 42

4.   We note your response to comment 13. Please revise your disclosure to include the approximate dollar value of the interests of each of Mr. Nattrass and Mr. Gutierrez in the transactions. See Item 404(a)(4) of Regulation S-K.

Note 9 - Notes Payable and Current Portion of Notes Payable, page F-11

5.   We note your response to comment 17 and your updated Notes Payable disclosures here and on page F-27. The lenders of your notes payable appear to be selling shareholders as disclosed on page 13. It is not clear to us what consideration you gave to classifying these loans as related party loans. Please advise or revise.

Item 15. Recent Sales of Unregistered Securities, page II-1

6.   Please revise to include a discussion of the warrants referenced in Section 4 of the Loan Extension Agreement filed as Exhibit 10.7. See Item 701 of Regulation S-K.

7.   We note your disclosure regarding options issued to two employees in response to comment 11. Please revise your disclosure to include the disclosure required by Item 701 regarding the issuance of the options to the two employees.

Bradley Nattrass
urban-gro, Inc.
July 24, 2018
Page 3

       You may contact Mindy Hooker (Staff Accountant) at 202-551-3732 or Anne McConnell (Staff Accountant) at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Jay Ingram (Legal Branch Chief) at 202-551-3397 with any other questions.

                                                  Division of Corporation Finance
                                                  Office of Manufacturing and Construction

cc: Andrew I. Telsey